

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2025

Raghu Kilambi
Chief Executive Officer
Clean Energy Special Situations Corp.
12600 Hill County Blvd.
Suite R-275
Austin, TX 78738

   Re: Clean Energy Special Situations Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed February 14, 2025
     File No. 001-40757

Dear Raghu Kilambi:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Louis A. Bevilacqua, Esq.